UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

STERLING CHEMICALS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
859166100
(CUSIP Number)
Brian L. Henry
Senior Counsel and Assistant Secretary
Eastman Chemical Company
P.O. Box 511
Kingsport, TN 37662-5075
(423) 229-2097
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 22, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	859166100	13D	Page	2	of	2 Pages

1	NAME OF REPORTING PERSONS: Eastman Chemical Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 62-1539359

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,569,628[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,569,628

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

88.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1	Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Eastman Chemical Company may be deemed to beneficially own such Shares as a result of the Voting Agreement (as defined below), which Shares (as defined below) include as of June 22, 2011, 1,589,542 Shares (as defined below) and 7,980,086 Shares (as defined below) issuable upon conversion of the outstanding Series A Convertible Preferred Stock (“Preferred Stock”) owned by Resurgence Asset Management, L.L.C. and its affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eastman Chemical Company that it beneficially owns any Shares for purposes of Section 13(d) of Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

2	Calculated based on 10,808,546 Shares (as defined below) outstanding as of May 31, 2011, as represented by the Issuer in the Merger Agreement (as defined below).

Item 1. Security and Issuer.
     The class of equity security to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.01 per share (the “Shares”), of Sterling Chemicals, Inc., a Delaware corporation (“Sterling”). The principal executive offices of Sterling are:
333 Clay Street
Suite 3600
Houston, Texas 77002-4109
Item 2. Identity and Background.
     (a) — (c) and (f). The name of the person filing this statement is Eastman Chemical Company, a Delaware corporation (“Eastman”).
     The address of the principal business and the principal office of Eastman is 200 South Wilcox Drive, Kingsport, Tennessee, 37662. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Eastman is set forth on Schedule A attached hereto.
     Eastman is a global chemical company which manufactures and sells a broad portfolio of chemicals, plastics and fibers to customers throughout the world.
     (d) During the past five years, neither Eastman nor, to the best of Eastman’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, neither Eastman nor, to the best of Eastman’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the Merger Agreement (as defined and described in the response to Item 4 below), Eastman intends to acquire all outstanding capital stock of Sterling on the terms set forth therein. Eastman expects to fund the purchase with available cash. In connection with entering into the Merger Agreement, Eastman has entered into the Written Consent and Voting Agreement (the “Voting Agreement”) described in the response to Item 4. Eastman did not pay additional consideration to Resurgence Asset Management L.L.C., its affiliates or any of Resurgence’s or its affiliates’ managed funds and accounts in connection with the Voting Agreement.
Item 4. Purpose of Transaction.
Merger Agreement
     On June 22, 2011, Eastman announced that it entered into a definitive Agreement and Plan of Merger, dated June 22, 2011 (the “Merger Agreement”), by and among Eastman TC, Inc., a Delaware corporation and wholly-owned subsidiary of Eastman, and Sterling to acquire Sterling in an all-cash transaction. Pursuant to the Merger Agreement, each issued and outstanding Share (other than any Share with respect to which appraisal rights have been duly exercised) will automatically be converted into the right to receive $2.50 in cash, and each share of Preferred Stock will automatically be converted into the right to receive an amount equal to the quotient of (a) $100,000,000 minus the sum of (1) the aggregate amount of merger consideration payable with respect to the Shares and (2) certain adjustments as set forth in the Merger Agreement and (b) the number of shares of Preferred Stock issued and outstanding. The Merger Agreement provides for Eastman’s acquisition of Sterling by means of the merger (the “Merger”) of Eastman TC, Inc. with and into Sterling, with Sterling surviving as a wholly-owned subsidiary of Eastman. Following the Merger, Eastman will beneficially own all of the outstanding Shares.
     The Merger, which the boards of directors of Eastman and Sterling have unanimously approved, will be completed upon the satisfaction of several closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Each party’s obligations to consummate the Merger is subject to certain other conditions, including among others, the accuracy of the other party’s representations and warranties and the other party’s compliance in all material respects with its covenants and agreements contained in the Merger Agreement. Eastman’s obligation to consummate the Merger is also conditioned on the absence of a material adverse effect related to Sterling. Subject to the fulfillment of these closing conditions, the transaction is expected to close in the third quarter of 2011.
     The Merger Agreement contains certain termination rights for Eastman. Upon termination of the Merger Agreement, under specified circumstances, Sterling may be required to pay Eastman a termination fee equal to $3.75 million.
Voting Agreement
     Eastman also entered into the Voting Agreement, dated June 22, 2011 with certain affiliates of Resurgence Asset Management, L.L.C. (collectively, the “Stockholders”), which in the aggregate beneficially own 1,589,542 Shares and 7,980,086 Shares issuable upon conversion of the Preferred Stock (the “Voting Agreement Shares”), which collectively represent approximately 88.5% of Sterling’s outstanding Shares as of May 31, 2011.
     Pursuant to the Voting Agreement, the Stockholders executed and delivered an irrevocable written consent (subject to certain conditions) adopting the Merger Agreement shortly after the Merger Agreement was executed. Further, under the Voting Agreement, the Stockholders agreed to vote or deliver a written consent, among other things, against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving Sterling or any of its subsidiaries that is intended or would reasonably be expected to, materially impede, interfere with, delay, postpone or prevent consummation of the Merger or the other transactions contemplated by the Merger Agreement.
     Pursuant to the Voting Agreement, each Stockholder also agreed that it has not and will not, prior to the Expiration Time (as defined below), (i) enter into any voting agreement or voting trust with respect to its Voting Agreement Shares; (ii) grant consent or power of attorney with respect to its Voting Agreement Shares; or (iii) knowingly take any action that would make any representation or warranty made by such Stockholder contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Stockholder from performing any of its material obligations under the Voting Agreement.
     Under the terms of the Voting Agreement, the Stockholders have granted Eastman an irrevocable proxy with respect to the Voting Agreement Shares. This proxy allows Eastman to vote the Voting Agreement Shares in the manner set forth above, but the Voting Agreement restricts Eastman’s right to vote (i) against the Merger; (ii) to reduce the Merger Consideration (as defined in the Merger Agreement); or (iii) to modify or amend the Merger Agreement to reduce the rights or benefits of the Sterling’s stockholders under the Merger Agreement or to reduce the obligations of Eastman under the Merger Agreement.
     To the extent that any Stockholder acquires beneficial ownership of any Shares during the term of the Voting Agreement, such Shares will become subject to the terms of the Voting Agreement to the same extent as though such Shares were owned by such Stockholder as of the date of the Voting Agreement.
     Each Stockholder has agreed (subject to limited exceptions) that it will not transfer any Voting Agreement Shares during the term of the Voting Agreement.
     The Voting Agreement also prohibits the Stockholders from soliciting, initiating or participating in any discussions or negotiations regarding an alternative Acquisition Proposal, provided that the Stockholders may participate in discussions or negotiations with a third party if Sterling is permitted to do so under the Merger

Agreement. The Voting Agreement terminates upon the earlier of (i) termination of the Merger Agreement or (ii) November 30, 2011.
     The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. A copy of the Merger Agreement and a copy of the Voting Agreement are attached hereto as Exhibits 2.1 and 99.1, respectively, and are incorporated herein by reference.
     Eastman anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Shares will no longer be traded on the OTC Bulletin Board nor will they be registered under the Act.
     Except as set forth in this Item 4, the Merger Agreement or the Voting Agreement, neither Eastman nor, to its knowledge, the persons set forth on Schedule A, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) As of June 22, 2011, pursuant to the Voting Agreement, Eastman may be deemed to share with each Stockholder the power to vote in favor of adoption and approval of the Merger Agreement (as described in Item 4), and, for the purposes of Rule 13d-3, may be deemed to beneficially own the Voting Agreement Shares, which includes the Shares issuable upon conversion of the Preferred Stock, (solely with respect to those matters described in the Voting Agreement), representing approximately 88.5% of the outstanding Shares of Sterling (based upon Sterling’s representations in the Merger Agreement). Solely to the extent provided in the Voting Agreement, Eastman shares voting power over the Voting Agreement Shares.
     Eastman disclaims beneficial ownership of the Voting Agreement Shares and nothing herein shall be construed as an admission that Eastman is the beneficial owner of such Shares. Except as described in item 4 of this Schedule 13D and in the Voting Agreement, Eastman is not entitled to any rights as a stockholder of Sterling.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eastman or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is expressly disclaimed.
     Other than the Shares that may be deemed to be beneficially owned by Eastman by virtue of the Voting Agreement, Eastman does not beneficially own any Shares. To the knowledge of Eastman, none of the persons listed on Schedule A beneficially owns any Shares.
     (c) Other than as described in this Schedule 13D, neither Eastman, nor, to its knowledge, any person listed on Schedule A, has effected any transaction in Shares during the past 60 days.
     (d) To Eastman’s knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except for the agreements described above and in the agreements incorporated herein by reference and set forth as exhibits hereto, Eastman does not have, and to the best of Eastman’s knowledge the persons on the Schedule A do not have, any contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons named in Item 2, and any other person, with respect to any securities of Sterling, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of June 22, 2011, among Eastman Chemical Company, Eastman TC, Inc. and Sterling Chemicals, Inc. (filed as Exhibit 2.1 to Sterling’s Current Report on Form 8-K, filed June 22, 2011, and incorporated herein by reference).

99.1	Written Consent and Voting Agreement, dated as of June 22, 2011, by and among Eastman Chemical Company, Resurgence Asset Management, L.L.C., its Affiliates and its and its Affiliates’ managed funds and accounts.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: July 5, 2011

EASTMAN CHEMICAL COMPANY
By:	/s/ Brian L. Henry
	Name:	Brian L. Henry
	Title:	Senior Counsel and Assistant Secretary

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS OF EASTMAN CHEMICAL COMPANY
     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Eastman Chemical Company (“Eastman”) are set forth below. If no business address is given, the director’s or officer’s business address is 200 South Wilcox Drive, Kingsport, TN 37662. Unless otherwise indicated, positions specified are positions with Eastman. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.
Directors

Name	Present Principal Occupation Including Name and Address of Employer
James P. Rogers	Chairman and Chief Executive Officer of Eastman
Humberto P. Alfonso	Senior Vice President and Chief Financial Officer, The Hersey Company
Gary E. Anderson	Retired Chairman of the Board and CEO, Dow Corning Corporation
Brett D. Begemann	Executive Vice President and Chief Commercial Officer, Monsanto Company
Michael P. Connors	Chairman and Chief Executive Officer, Information Services Group, Inc.
Stephen R. Demeritt	Retired Vice Chairman, General Mills, Inc.
Robert M. Hernandez	Retired Vice Chairman of the Board and Chief Financial Officer, USX Corporation
Renee J. Hornbaker	Former Chief Financial Officer, Shared Technologies, Inc.
Lewis M. Kling	Retired President, Chief Executive Officer, and Vice Chairman, Flowserve Corporation
Howard L. Lance	Chairman, President, and Chief Executive Officer, Harris Corporation
Thomas H. McLain	Chief Executive Officer, Claro Scientific, LLC
David W. Raisbeck	Retired Vice Chairman, Cargill, Incorporated
Executive Officers Who Are Not Directors

Name	Present Principal Occupation Including Name and Address of Employer
Michael H.K. Chung	Senior Vice President and Chief International Ventures Officer
Mark J. Costa	Executive Vice President, Specialty Polymers, Coatings, Adhesives & Chief Marketing Officer
Curt E. Espeland	Senior Vice President and Chief Financial Officer
Theresa K. Lee	Senior Vice President, Chief Legal and Administrative Officer
Ronald C. Lindsay	Executive Vice President, Performance Chemicals and Intermediates, Fibers, Engineering, Construction, and Manufacturing Support
Godefroy Motte	Senior Vice President, Chief Regional and Sustainability Officer
Greg W. Nelson	Senior Vice President, Chief Technology Officer